ATTACHMENT FOR CURRENT FILING OF N-SAR
SUB-ITEM 77D

At a regular meeting held September 26-28, 2017, the Board of Trustees for the Registrant approved the amendment of the Non-Fundamental Investment Restrictions of the John Hancock Small Cap Core Fund to prohibit the fund from investing in business development companies (“BDCs”) effective as of October 1, 2017.